Eurasian Minerals Inc.

NEWS RELEASE

EMX Reports Initial Drill Hole Results of 9 meters Averaging 2.86% Lead, 3.36% Zinc, and 31.32 g/t Silver for the Balya Royalty Property in Turkey

Vancouver, British Columbia, March 31 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the 2010 drill program has commenced on the Balya royalty property in Turkey. The owner and operator of Balya, Dedeman Madencilik San ve Tic. A.S. (“Dedeman”), has reported initial assay results that include an intercept of nine meters averaging 2.86% lead, 3.36% zinc, and 31.32 g/t silver, including a one meter sub-interval of 12.10% lead, 15.00% zinc and 136.00 g/t silver. This year’s drill program is in preparation for an initial resource estimate planned for later this year. Please visit www.eurasianminerals.com for additional information.

Balya Overview. The Balya royalty property occurs in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX retains a 4% net smelter royalty on the Balya property (see Company news release dated November 14, 2006). Dedeman previously drilled 71 holes totaling 14,770 meters during 2007-2008, and consistently intersected high-grade lead-zinc-silver mineralization in the Hastanetepe zone, including 11 meters averaging 7.45% lead, 5.48% zinc, and 79.56 g/t silver. Hastanetepe is a shallowly dipping 300 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. The Hastanetepe zone remains open for extension along strike, down dip, and to depth. As well, a fan of five reconnaissance holes (DB-29, DB-29A-D) drilled 650 meters south of Hastanetepe intersected an additional mineralized zone, including an intercept of 8 meters averaging 7.77% lead, 3.47% zinc, and 43.39 g/t silver.

2010 Balya Drill Program. Dedeman’s 4,000 meter core program is focused on extending and in-fill drilling the Hastanetepe zone in preparation for an initial resource estimate scheduled for later in 2010. One core rig is currently operating on the property, and mineralized intervals are reported from the first six drill holes in the table below (intervals are approximately true thickness).

Suite 300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
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Drill No		From (m)	To (m)	Interval (m)	Pb %	Zn %	Ag g/t	Comments
DB-1A		73.0	78.0	5.0	3.35	0.41	34.5	Fan of angle holes drilled from DB-1 pad. In-fills Hasanetepe zone to the northwest.
	including	77.0	78.0	1.0	10.15	0.34	106.0
		84.0	93.0	9.0	2.86	3.36	31.3
	including	90.5	91.5	1.0	12.10	15.00	136.0
		159.7	164.1	4.4	9.81	0.86	169.0
	including	162.2	164.1	1.9	20.00	1.48	338.0
		198.0	201.0	3.0	2.05	0.04	28.1
DB-1B		51.0	53.0	2.0	2.90	0.28	37.1
DB-1D		47.2	54.0	6.8	3.38	1.57	37.5
DB-43A		115.2	163.5	48.3	2.46	0.11	51.1	Fan of angle holes drilled from DB-43 pad. In-fills Hasanetepe zone to the northwest.
	including	129.8	131.3	1.5	13.70	0.75	246.0
DB-43B		75.0	83.2	8.2	3.30	0.41	38.0
		96.0	106.5	10.5	1.93	0.29	20.0
		120.5	135.0	14.5	2.93	0.15	25.3
	including	122.0	126.5	4.5	5.21	0.29	41.1
		143.0	153.0	10.0	2.31	0.67	30.0
	including	143.0	144.5	1.5	7.48	0.26	94.1
DB-43C		63.5	66.5	3.0	2.26	1.46	21.2
		82.3	86.0	3.7	1.28	0.58	14.9

This year’s initial drill results continue to confirm the continuity and tenor of the high-grade lead-zinc-silver zones. EMX is pleased that the project is rapidly advancing to the resource stage. EMX anticipates that Dedeman will continue to rapidly develop this important mining asset from the exploration to the exploitation phase. Dedeman is a leading Turkish mining company, with active operations that produce lead, zinc, silver, and over four percent of the world's chrome ore.

Comments on Sampling, Assaying, and QA/QC. Dedeman’s drill samples were collected in accordance with industry best practices and procedures, and Dedeman’s programs adhere to EMX’s own internal sampling and QA/QC procedures. Samples were submitted to the ISO 9001:2000 and 17025:2005 accredited ALS Chemex laboratory in Vancouver, Canada for analysis. Gold was analyzed by fire assay with an AAS finish, and silver and base metal analyses were determined by aqua regia digestion and ICP MS/AES techniques. EMX and Dedeman performed routine QA/QC analysis on the assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

Suite 300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com